June 12, 2009
Via EDGAR and Overnight Delivery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Kronforst, Accounting Branch Chief
David Edgar, Staff Accountant

Re:	RealNetworks, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 2, 2009
File No. 000-23137
Dear Mr. Kronforst:
     RealNetworks, Inc. (the “Company”) submits this letter in response to the comments contained in the staff of the Securities and Exchange Commission’s (the “Staff”) letter dated May 29, 2009 (the “Comment Letter”) relating to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. For your convenience, we have repeated the comments contained in the Comment Letter below in italicized, bold type before our response.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Valuation of Goodwill, page 38
1.	We note that your recently filed Form 10-Q indicates that significant or sustained declines in future revenue or cash flows, among other factors, and their resulting impact on the estimates and assumptions relating to the value of your long-lived assets could result in the need to perform an impairment

United States Securities and Exchange Commission
June 12, 2009

analysis in future interim periods which could result in a significant impairment. Limiting your discussion to your revenue and cash flow results, clarify for us how the investors should interpret “significant” and “sustained.” In general, we are trying to understand the extent and duration of declines in those specific variables that would result in additional impairment and whether such scenarios could be considered reasonably likely. We suggest that you provide us with at least one potential impairment scenario that incorporates revenue and cash flow declines from current levels over some period of time (e.g., revenue and cash flows at X% below current levels for the next X years before a gradual recovery). You should also describe your assessment of the likelihood of such a scenario occurring and whether you believe that you have any obligation to further clarify the general disclosures referred to above.

Response:

Please note that, based on my recent telephone discussion with Mark Shannon, we are limiting our response to the above question to changes in our cash flows. To assist the Staff’s review, we are providing two scenarios of cash flow reductions within our reporting units under which we might record further impairment of goodwill and one scenario relating to potential further impairment of our long-lived assets.

The Company has four reporting units: Music, Technology Products and Solutions (TPS), Games, and Media Software and Services (MSS). Our impairment analysis performed during the fourth quarter of 2008 resulted in a partial goodwill impairment in two of our reporting units: TPS and Games. As prescribed by SFAS 142, we also performed a step one analysis on our MSS and Music reporting units that indicated no goodwill impairment, and therefore, we did not proceed to the step two analysis for those two reporting units as part of our annual impairment test in 2008.

The following two scenarios provide illustrations of a decline in our future cash flows that might result in a further impairment of our remaining goodwill.

The first scenario is from TPS, one of our reporting units which recorded a partial goodwill impairment in the fourth quarter of 2008. As of March 31, 2009, we valued the goodwill of our TPS reporting unit at $46.5 million. Given this amount of goodwill, we estimate that we would need to experience a greater than 20% decline in cash flows for our TPS reporting unit before we would have an indication that an additional impairment to goodwill should be recorded based solely on a cash flow decline. To provide a sense of the magnitude of potential additional impairment, we further estimate that an approximate 45% decline from current cash flows would yield a further impairment to goodwill of approximately $10 million. We believe that a greater than 20% decline from current levels is not likely due to the existence and terms of certain long-term customer contracts that provide receiving revenue streams, which we expect will sustain the cash flows of our TPS reporting unit.

United States Securities and Exchange Commission
June 12, 2009

The second scenario relates to our MSS reporting unit, which did not record a goodwill impairment in the fourth quarter of 2008. As of March 31, 2009 we valued the goodwill of our MSS reporting unit at $46.8 million. Given this amount of goodwill, we estimate that we would need to experience a greater than 50% decline in cash flows for our MSS reporting unit before a step two analysis would be triggered based solely on a cash flow decline. We are unable to quantify the goodwill impairment for our MSS reporting unit at this time because we have not performed a step two analysis. We believe that a greater than 50% decline from current levels is not likely due to the historical predictability of the customer base and related revenue and cash flow stream for our MSS reporting unit.

A third and separate scenario relates to our long-lived assets, as prescribed in SFAS 144, illustrates where a decline in our future cash flows could potentially result in an impairment to certain remaining long-lived assets. A grouping of long-lived assets relating to our TPS business has an unamortized book value of $4.9 million as of March 31, 2009. We estimate that we would need to experience a greater than 20% decline in cash flows related to this asset group before we would have an indication that an additional impairment to long-lived assets should be recorded. To provide a sense of the magnitude of potential impairment, we further estimate that an approximate 45% decline from current cash flows would yield impairment to the asset group of approximately $1 million. We believe that a greater than 20% decline from current levels is not likely due to the existence and terms of certain long-term customer contracts that provide revenue streams which we expect will sustain the cash flows of our TPS business. The remainder of our long-lived assets have similar cash flow sensitivity characteristics to the grouping described in the above scenarios.

As demonstrated by these three scenarios, a significant decline in cash flows can be interpreted as a decline of greater than 20% from current levels before we would expect to record additional impairments to goodwill or long-lived assets based solely on cash flow declines. The magnitude of these potential declines supports our conclusion that additional goodwill and long-lived asset impairment, based solely on declines in cash flows, is unlikely in the near term. Accordingly, we do not believe that we need to further clarify the general disclosures in our 10-Q.

As further information to the Staff, please note that our internal cash flow forecasts, predicated on actual results from the first quarter of 2009 and our current forecast for the balance of the year, have not materially changed since we completed our goodwill impairment analysis in the fourth quarter of 2008. Accordingly, no triggering event for goodwill impairment has occurred on the basis of our cash flows. However, we recognize that cash flow declines are only one potential triggering event for an interim impairment of

United States Securities and Exchange Commission
June 12, 2009

goodwill under SFAS 142. We also observe that the trading range for our share price since the fourth quarter of 2008 has been below our book value for the past five months and our share price trend has negatively diverged from the broader market trend in 2009. Therefore, we believe that this trend may be indicative of an other-than-temporary increase in the risk inherent in owning our Company equity that could have a bearing on the valuation of our goodwill. We believe this trading pattern is the result of a number of factors, including the market’s assessment of higher risk than our internal models predict for future cash flows. Should this negative trend continue through the end of the next reporting period, we may consider this to be a sustained divergence from the market as highlighted in our recent periodic reports.

We continue to monitor the incongruity of our market capitalization, as well as analyze our cash flow projections and the other financial model assumptions we apply to assist us in valuing our goodwill. In addition, we continue to assess the relative weighting of the factors that materially influence the valuation of our goodwill, particularly the sustained declines in the trading price of our common stock.
* * * * *
     We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 674-2529, or Patrick Schultheis of Wilson Sonsini Goodrich & Rosati at (206) 883-2501, with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted, RealNetworks, Inc. /s/ Michael Eggers Michael Eggers Senior Vice President and Chief Financial Officer

cc:	Robert Glaser, Chairman and CEO
Robert Kimball, Executive Vice President and General Counsel
RealNetworks, Inc.

Patrick J. Schultheis, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Mark Gibson
KPMG LLP